




BP 12/21

SE(**06050299** IISSION
washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22543

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____10/01/05_____ AND ENDING _____09/30/06_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Stark & Co., Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

701 Southeast Sixth Avenue, Suite 203
                          (No. and Street)

Delray Beach   FL   33483
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Gary Stark_____   (561) 243-3815
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSEr

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEC 26 200?

Dunleavy & Company, P.C.

THOMSO?
FINANCIA?

               (Name – if individual, state last, first, middle name)

13116 South Western Avenue,   Blue Island,   Illinois   60406
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
NOV 29 2006
WASH DC 151
PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Gary L. Stark_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____R.M. Stark & Co., Inc._____ , as
of _____September 30,_____ , 20_06____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

JAMELA BROWN
MY COMMISSION # DD510708
EXPIRES: Jan. 23, 2010
(407) 398-0153   Florida Notary Service.com

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2006

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
R.M. Stark & Co., Inc.

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.M. Stark & Co., Inc. as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 3, 2006

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$	2,845
Receivable from broker/dealers		140,820
Securities owned, at market or estimated fair value		645,401
Note receivable		17,611
Other		90,647
TOTAL ASSETS	$	897,324

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	25,673
Commissions payable		147,573
Related party payable		25,000
Total Liabilities	$	198,246

SHAREHOLDERS' EQUITY

Common stock, no par value, authorized 2,000,000 shares, issued and outstanding 875 shares		5,000
Additional paid-in capital		76,145
Retained earnings		617,933
Total Shareholders' Equity	$	699,078
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	897,324

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of RMST Holding Company, Inc., was incorporated in the state of Florida on April 16, 1999. The Company is registered with the Securities and Exchange Commission and the Commodity Futures Trading Commission and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's principal business activity is the sale of securities.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include listed options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities and manage risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBA's and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer (seller) of options, the Company and its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notational amount related to these financial instruments reflects the volume and activity and do not reflect the amounts of risk. The credit risk for TBA's, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company sells securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date.

In order to facilitate the aforementioned transactions, as well as other transactions, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the aforementioned agreement was three years, which began in September, 2003. Under terms of the agreement the Company is prohibited from using other clearing broker/dealers for securities transactions unless written consent is given by the Clearing Broker/dealer and is required to maintain $50,000 deposit with Clearing broker/dealer. Also, included in the agreement are monthly minimum charges.

NOTE 3 - S CORPORATION

Both the Company and the Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent.

R.M. STARK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2006

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and the National Futures Association, the Company is subject to the Uniform Net Capital Rule and CFTC Regulation 1.17(A)(1)(ii), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2006 the Company's net capital and required net capital were $481,668 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 41%.

NOTE 5 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under leases for office space, expiring September 30, 2008 and office equipment, expiring at various times through May, 2011, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year Ended September 30,	Total	Office Space	Office Equipment
2007	$ 74,636	$ 66,499	$ 8,137
2008	76,631	68,494	8,137
2009	8,137		8,137
2010	7,325		7,325
2011	4,883		4,883
Total	$ 171,612	$ 134,993	$ 36,619

The office space lease may be terminated by the Company with 6 months prior notice.

R.M. STARK & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2006

NOTE 6 - 401 (k) PLAN

The Company adopted a deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k) whereby employees may contribute up to 75% of their compensation within specified legal limits. In addition, the Company will match 50% of employee contributions up to 6% of their compensation. The plan covers substantially all employees age 19 years or older. Company contributions to the plan for the year ended September 30, 2006 were $13,665.

NOTE 7 - SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted market value or estimated fair value as determined by management.

	Owned
Options	$ 5,000
Corporate Bonds	140,734
Securities Registered under the Investment Company Act of 1940	489,518
Warrants	-0-
Equity securities	10,149
Total	$ 645,401

NOTE 8 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of RMST Holding Company, Inc. (the Parent). Through common ownership and management, the Company is also affiliated with Stark Financial Advisors and Rodecker Stark & Co., Inc. (RSC).

NOTE 8 - RELATED PARTIES - *(Continued)*

Expenses incurred pursuant to an agreement between the Parent and a shareholder of RSC totaled $489,645. $47,119 was owed to RSC at September 30, 2006. Also, the Company used furniture and equipment of the Parent for which they have not been charged.

An officer of the Company provided office space for the Company during the year and is owed $25,000 at September 30, 2006.

NOTE 9 - CONTINGENCY

Three individuals and one estate have initiated legal arbitration with the National Association of Securities Dealers, Inc. (NASD) against the Company, alleging a failure to supervise a former registered representative of the Company. Because none of the claimants ever had an account with the Company and all losses occurred after the termination of the registered representative's registration with the Company, the Company is vigorously contesting this case. Legal counsel cannot estimate the probability of an unfavorable outcome or the amount of potential loss to the Company.

NOTE 10 - NOTE RECEIVABLE

The Company has issued a note to a registered representative of the Company in the amount of $30,000. The remaining balance at September 30, 2006 was $17,611.

The Company has also established, with the same representative, a revolving line of credit in the amount of $30,000. The outstanding balance on this line at September 30, 2006 was $0.